SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2002

HDFC BANK LIMITED

(Translation of registrant’s name into English)

Sandoz House, Dr. Annie Besant Road
Worli, Mumbai 400 018, India
(Address of principal executive offices)

Indicate by check mark whether the registrant
files or will file annual reports under cover of
Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by
furnishing the information contained in this Form is
also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities and Exchange Act of 1934

Yes	No	X

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 15th January,2003	HDFC BANK LIMITED

/s/ Vinod Yennemadi

Name: Vinod Yennemadi Title: Country Head- Finance,Taxation, Administration and Secretarial

EXHIBIT INDEX

     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description

99.1	Letter addressed to The Stock Exchange, Mumbai intimating the Financial results for the quarter ended December, 31, 2002 ,along with the Press release thereto
99.2	Letter addressed to The Stock Exchange, Mumbai intimating about the appointment of Mr. Arvind Pande as additional director of the Bank.
99.3	Letter addressed to The Stock Exchange, Mumbai intimating the disclosure made by Mr. Arvind Pande pursuant to SEBI (Prohibition of Insider Trading) Regulations, 1992